As filed with the Securities and Exchange Commission on December 15, 1997
                                                       Registration No. 33-57243

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------


                                 AMENDMENT NO. 3

                                       to

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                             ----------------------

                                Ethyl Corporation
             (Exact name of Registrant as Specified in Its Charter)

           VIRGINIA                                     54-0118820
(State or Other Jurisdiction of
 Incorporation or Organization)            (I.R.S. Employer Identification No.)

                             330 South Fourth Street
                                 P. O. Box 2189
                            Richmond, Virginia 23218
                                 (804) 788-5000
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                                Bruce C. Gottwald
                  Chairman of the Board and Executive Committee

                                Ethyl Corporation
                             330 South Fourth Street
                                 P. O. Box 2189
                            Richmond, Virginia 23218
                                 (804) 788-5000
               (Names, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent for Service)

                                   Copies to:

        Steven M. Mayer, Esq.                          Allen C. Goolsby, Esq.
Vice President and General Counsel                        Hunton & Williams
        Ethyl Corporation                           Riverfront Plaza, East Tower
     330 South Fourth Street                             951 East Byrd Street
         P. O. Box 2189                                Richmond, Virginia 23219
    Richmond, Virginia 23218

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement in light of market conditions and other factors.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_| __________

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus
                                  $300,000,000

                                Ethyl Corporation

                                 Debt Securities
                           Convertible Debt Securities
                                 Preferred Stock



     Ethyl Corporation ("Ethyl" or the "Company") intends to issue from time to time its (i) unsecured senior debt securities (the "Debt Securities") and (ii) shares of Preferred Stock (the "Preferred Stock"), which may be issued in the form of depositary shares evidenced by depositary receipts ("Depositary Shares"), having an aggregate initial public offering price not to exceed $300,000,000, on terms to be determined at the time of sale. The Debt Securities, the Preferred Stock and the Depositary Shares offered hereby (collectively, the "Offered Securities") may be offered, separately or as units with other Offered Securities, in separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered, such as, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, currency, denomination, maturity, interest rate, time of payment of interest, terms of redemption at the option of the Company or repayment at the option of the holder or for sinking fund payments, the designation of the Trustee acting under the Indenture, terms for conversion into or exchange for Preferred Stock and the initial public offering price; (ii) in the case of Preferred Stock, the designation, preferences and other rights, qualifications, limitations or restrictions thereof, the initial public offering price and whether interests in the Preferred Stock will be evidenced by Depositary Shares; and (iii) in the case of all Offered Securities, whether such Offered Security will be offered separately or as a unit with other Offered Securities, will be set forth in the accompanying Prospectus Supplement.

     The Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.

     The Offered Securities may be sold directly by the Company, or through agents designated from time to time, or through underwriters or dealers. If any agent of the Company, or any underwriters are involved in the sale of Offered Securities, the names of such agents or underwriters and any applicable fees, commissions or discounts and the net proceeds to the Company from such sale will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution."

     This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

                            ------------------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                            ------------------------


                  The date of this Prospectus is ________, 1997

     Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Preferred Stock and/or the Debt Securities, including over-allotment, stabilizing, and short-covering transactions in such Securities. For a description of these activities, see "Plan of Distribution."

     No person has been authorized to give any information or to make any representation not contained in this Prospectus or the Prospectus Supplement in connection with any offering made thereby, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any underwriter, dealer or agent. This Prospectus and the Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities offered thereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

                                TABLE OF CONTENTS

                                                                            Page

AVAILABLE INFORMATION ........................................................ 3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE .............................. 3

THE COMPANY .................................................................. 4

USE OF PROCEEDS .............................................................. 6

SELECTED CONSOLIDATED FINANCIAL DATA ......................................... 7

SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION ...............8

CONDENSED CONSOLIDATED FINANCIAL DATA ........................................14

DESCRIPTION OF DEBT SECURITIES ...............................................17
         General .............................................................17
         Restrictive Covenants ...............................................17
         Events of Default ...................................................19
         Defeasance ..........................................................20
         Modification and Waiver .............................................21
         Global Securities ...................................................21

DESCRIPTION OF CAPITAL STOCK .................................................23
         General .............................................................23
         Preferred Stock .....................................................23
         Common Stock ........................................................25
         Certain Provisions of the Restated Articles and By-Laws .............25

DESCRIPTION OF DEPOSITARY SHARES .............................................26

PLAN OF DISTRIBUTION .........................................................26

VALIDITY OF SECURITIES .......................................................27

EXPERTS ......................................................................27

                              AVAILABLE INFORMATION

     Ethyl is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Ethyl with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address for such site is http://www.sec.gov. Such reports, proxy statements and other information concerning Ethyl can also be inspected at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005 and The Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

     Ethyl has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933 (the "Securities Act") with respect to the securities offered hereby. For further information with respect to Ethyl and the Offered Securities, reference is made to such Registration Statement and to the exhibits thereto. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     Ethyl's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed pursuant to Section 13 or 15(d) of the Exchange Act, Ethyl's Quarterly Report on Form 10-Q for the first quarter ended March 31, 1997, Ethyl's Quarterly Report on Form 10-Q for the second quarter ended June 30, 1997, Ethyl's Quarterly Report on Form 10-Q for the third quarter ended September 30, 1997, and Ethyl's Form 13E-4 (Issuer tender offer statement) filed pursuant to Section 13 (E)(1) of the Exchange Act on August 27, 1997, are hereby incorporated by reference into this Prospectus. All documents filed by Ethyl with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     Ethyl will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this Prospectus, other than certain exhibits to such documents. Copies of the Indenture summarized on the following pages are also available upon request. Requests for such copies should be directed to Steven M. Mayer, Vice President and General Counsel, Ethyl Corporation, 330 South Fourth Street, P.O. Box 2189, Richmond, Virginia 23218 (Telephone: (804) 788-5000).

                                   THE COMPANY

     The Company is a major manufacturer and blender of petroleum additives. Incorporated in Virginia in 1887, the Company has approximately 1,600 employees. Its principal executive office is located at 330 S. Fourth Street, Richmond, Virginia 23218, and its telephone number is (804) 788-5000.



     The Company's petroleum additives business includes lubricant additives and fuel additives. Lubricant additives extend the useful life of lubricants and assist them in preventing wear and corrosion of metallic parts, protecting seals, allowing metallic parts to withstand extremely high temperatures and pressures, and increasing the adhesion of oils to metallic parts. Lubricant additives are used in oils, fluids and greases for over-the-road and off-highway vehicles, aircraft, power tools, marine, railroad and industrial equipment and machinery requiring lubrication, thereby extending equipment life. Lubricant additives are used in meeting government regulations and original equipment manufacturers' specifications and standards, including improving fuel economy.

     Lubricant additives include packages for (i) passenger car motor oils for gasoline engines, heavy-duty diesel oils for diesel-powered vehicles, diesel oils for locomotive, marine and stationary power engines and oils for two- cycle engines, and (ii) automatic transmission fluids, automotive and industrial gear oils, hydraulic fluids and industrial oils; as well as components for engine oil and other additive packages such as (i) antioxidants to resist high-temperature degradation, antiwear agents to protect metal surfaces from abrasion, (ii) detergents to prevent carbon and varnish deposits from forming on engine parts,
(iii) dispersants to keep engine parts clean by suspending insoluble products of fuel combustion and oil oxidation, (iv) friction reducers to facilitate movement, (v) pour point depressants to enable oils to flow at cold temperatures, (vi) corrosion inhibitors to protect metal parts and (vii) viscosity index improvers to provide uniform flow properties over a wide range of temperatures.

     Fuel additives increase the quality of gasolines and diesel fuel by raising the level of octane and cetane, respectively, retaining the quality of fuel over time, maintaining engine cleanliness, protecting metals, reducing friction and wear and lowering emissions. Fuel additives are used by refiners to meet regulations and standards, including those reducing exhaust emissions. Fuel additives also are used in fuels for over-the-road and off-highway vehicles, piston and jet aircraft, railroad, marine and other gasoline, diesel or synfuel powered engines as well as home heating oil.

     Fuel additives include lead and manganese antiknock compounds to increase octane and prevent power loss due to early or late combustion (engine knock) in gasoline engines; cetane improvers to improve the combustion properties and power delivery of diesel fuels; amine stabilizers and hindered phenolic antioxidants to prevent thermal degradation during storage and transport; corrosion inhibitors to prevent fuel storage and pumping system failures; cold flow improvers to enhance diesel fuel pumping under cold weather conditions; detergent packages to keep carbon deposits from forming on fuel injectors, intake valves or carburetors and in combustion chambers; dyes for fuel identification and leak detection; lubricity agents; and a conductivity modifier to neutralize static charge build-up in fuel and products for home heating oils. The Company also markets Greenburn(TM), an environmentally friendly line of proprietary products designed for diesel fuel, home heating oil and power generation fuel markets worldwide. Greenburn(TM) products contain HiTEC(R) 3000 performance additive.

     Lead antiknock compounds, which are sold worldwide to petroleum refiners, remain one of the Company's largest product lines. The compounds are manufactured by The Associated Octel Company Limited ("Octel") under a long-term supply contract.

     Lead antiknock compounds have been subject to regulations restricting the amount that can be used in gasoline in the United States since the 1970s and in Canada since 1990. The market for these products in motor vehicles in the United States and Canada has been eliminated, but the market for their use in certain other applications has remained at about the same level for years and is expected to remain stable. As the Company has forecasted and planned, the market for these products in other major markets continues to decline as the use of unleaded gasoline grows and regulations limit the use of leaded gasoline.


     On a consolidated basis, including prior-year operations of spun-off businesses while they were part of the Company, the contribution of lead antiknock compounds to the Company's net sales was about 20% in 1996, 26% in 1995 and 22% in 1994. The lead antiknock profit contribution to the Company's consolidated operating profit, excluding allocation of corporate expenses, is estimated to have been 59% in 1996, 74% in 1995 and 56% in 1994.

On a pro forma basis, excluding prior year operations of spun-off businesses, the contribution of lead antiknock compounds to net sales would have been 25% in 1994. On a pro forma basis, the contribution to operating profit would have been 60% in 1994.

     In recent years, the Company has been able to offset most of the continuing decline in shipments of lead antiknock compounds with higher margins due primarily to increases in selling prices. Profits from lead antiknocks in 1997 are expected to be significantly below 1996 due to usage declining further than anticipated as well as continuing fluctuations in lead orders. Further decline in the use of lead antiknock compounds would adversely affect sales and, unless the Company can offset such volume declines with increased margins, also adversely affect profits from lead antiknocks.


     In December 1993, the Company entered into an agreement with Octel pursuant to which Octel allocates a portion of its production capacity of lead antiknock compounds to the Company for sale and distribution through the Company's worldwide network. The Company has discontinued production of lead antiknock compounds, but continues to maintain the production equipment in its subsidiary's Canadian plant, where the Company previously had produced some of its lead antiknock compounds. The Octel agreement continues so long as the Company determines that a market continues to exist for lead antiknock compounds. Under the agreement, which is cancelable at the Company's option, upon due notice, with no minimum purchase obligations, the Company has the right to purchase from Octel antiknock compounds which the Company estimates will be sufficient to cover the Company's needs in any contract year. Prices are subject to periodic escalation and adjustment.

     The Company believes the agreement with Octel assures it of an ongoing efficient source of supply for lead antiknock compounds as the worldwide demand for these products continues to decline. The Company and Octel continue to compete vigorously in sales and marketing of lead antiknock compounds. In addition to the supply agreement, Octel and the Company have agreed that the Company's fleet of ships will distribute for Octel its lead antiknock compounds that are shipped in bulk in ocean-going vessels.

     The Company also sells manganese-based antiknock compounds, HiTEC(R)3000 performance additive ("MMT"), which are used in leaded and conventional unleaded gasoline. The compounds are manufactured by Albemarle Corporation under a long-term supply contract with the Company.


     In October, 1995, the United States Court of Appeals for the District of Columbia Circuit unanimously ordered the EPA to register MMT for use in conventional unleaded gasoline retroactively to November 30, 1993, the date on which the EPA determined that the Company's waiver application satisfied all applicable Clean Air Act standards. In addition, the Court confirmed during the proceedings that if the EPA continues to have health concerns with reference to the product, the Clean Air Act provides adequate provisions in which to address these issues. Accordingly, in December 1995, the Company began the sale of MMT to the U.S. refining industry. In February, 1996, the Environmental Defense Fund initiated a campaign to try to prevent refiners from using MMT in the U.S. The Company continues to aggressively defend MMT against this or any similar campaign which attempts to handicap the marketing of this product.

     In Canada, legislation was introduced in May 1995 in the Canadian Parliament to restrict the interprovincial transport of MMT in Canada as well as the import of MMT into Canada. The legislation passed the House of Commons in December 1996, passed the Senate in April 1997 and became effective June 23, 1997. In April, 1997 the Company filed a claim against the Canadian government for damages under the arbitration provisions of the North American Free Trade Agreement ("NAFTA"). The NAFTA allows a company to bring before an arbitration panel claims against a NAFTA government for alleged violations of that country's obligations toward foreign investors as required by the Treaty. The Company's management contends the legislation violates Canada's obligations relating to national treatment and performance requirements and constitutes expropriation which would cause a significant impact on the Company's investment in Ethyl Canada, Inc., its Toronto-based subsidiary. The arbitration process is proceeding.

     A majority of the Company's production of petroleum additives is in the United States. The Company also has production facilities in Feluy and Gent, Belgium; Sarnia, Ontario, Canada; and Rio de Janeiro, Brazil. (As announced on December 9, 1997, the Company has reached an agreement to sell the Gent facility, with the sale scheduled to close by December 31, 1997. The purchaser will continue producing and supplying Ethyl from the Gent facility with materials it uses in manufacturing lubricant additives packages.)

     Fuel additives for gasoline, diesel fuels and heating oils are sold directly to petroleum refiners and marketers, terminals and blenders. Lubricant additive packages are sold directly to companies producing finished oils and fluids.

     Major raw materials used by the petroleum additives business include process oils, polybutenes, 2-ethyl-1- hexanol and other alcohols, antioxidants and amines as well as electricity and natural gas as fuels, which are purchased at prices the Company believes are competitive.

     The Company's petroleum additives businesses operate in highly competitive markets, most of which involve a limited number of competitors. The competitors are both larger and smaller than the Company in terms of resources and market share. Competition in connection with all of the Company's petroleum additive products requires continuing investments in research and development of new products or leading technologies, continuing product and process improvements and providing specialized customer services.


     Regarding year 2000 computer systems and software issues, the Company has recently completed major projects of (1) conversion of 100% mainframe systems to modern client/server systems, and (2) implementation of SAP, Peoplesoft and other commercial and desktop software. These new systems are year 2000 compliant. The Company also has been reviewing plant process control systems and research development and testing information and analytical systems, and has either determined those systems are year 2000 compliant or has identified solutions to solve potential problems within the required time frame.


                                 USE OF PROCEEDS


     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used primarily for repayment of currently outstanding indebtedness. Under the terms of the Company's $750,000,000 Competitive Advance, Revolving Credit Facility and Term Loan Agreement with a group of commercial banks, the revolving credit limit under the agreement will be reduced from $450,000,000 by the amount of the net proceeds from the sale of the Offered Securities, but will not be reduced below $200,000,000. Additional proceeds beyond those used for repayment of currently outstanding debt will be used for general corporate purposes, which may include additions to working capital, capital expenditures, stock repurchases, and acquisitions.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following table sets forth certain condensed consolidated financial data of the Company for the nine-month periods ended September 30, 1997 and 1996, and the year ended December 31, 1996. The data are in summary form and are unaudited. On February 29, 1996, the Company completed the acquisition of the worldwide lubricant additives business of Texaco Inc. ("Texaco"), including manufacturing and blending facilities, identifiable intangibles and working capital. The acquisition, accounted for under the purchase method, included a cash payment of $134.3 million and a future contingent payment of up to $60 million (the "contingent note"). The cash payment was financed primarily under the Company's revolving credit agreement. The payment of up to $60 million will become due on February 26, 1999, with interest payable on the contingent note until such date. The actual amount of the contingent payment and total interest will be determined using an agreed-upon formula based on volumes of certain acquired product lines shipped during the calendar years 1996 through 1998, as specified in the contingent note agreement. Texaco retained substantially all noncurrent liabilities. On October 2, 1997, the Company purchased approximately
35.0 million shares of its common stock at $9.25 per share, with the purchase price and related costs totaling approximately $330.0 million. The purchase was financed under the Company's new Competitive Advance, Revolving Credit Facility and Term Loan Agreement. The results of operations of Texaco for the two months ended February 29, 1996, prior to its acquisition and the effect of the stock purchase are not reflected in the information provided below. Selected unaudited pro forma consolidated financial information related to the acquisition and the stock purchase is presented on pages 8-13.


(In thousands, except per share amounts and ratios)

Condensed Consolidated Results of Operations (a)

                                                           Nine Months Ended            Year Ended
                                                             September 30,             December 31,
                                                          1997           1996              1996
                                                      (unaudited)    (unaudited)
Net sales                                              $ 789,123     $ 845,674       $ 1,149,651
Cost of goods sold                                       564,013       592,386           804,623
                                                         -------       -------           -------
   Gross profit                                          225,110       253,288           345,028

Selling, research, testing, development,
     and general expenses                                115,754       128,003           175,349
                                                         -------       -------           -------
     Operating profit                                    109,356       125,285           169,679
Interest and financing expenses                           15,489        18,650            24,268
Other income, net                                           (947)       (1,258)             (361)
                                                         -------       -------           -------
Income before income taxes                                94,814       107,893           145,772
Income taxes                                              33,441        40,266            52,800
                                                          ------        ------           -------
Net income                                             $  61,373     $  67,627       $    92,972
                                                         =======       =======         =========

Earnings per share                                     $    0.52     $    0.57       $      0.78
                                                         =======       =======         =========
Shares used to compute
      earnings per share                                 118,447       118,449           118,448
                                                         =======       =======           =======

Ratio of earnings to fixed charges (b)                      5.72          5.71              5.83

Condensed Consolidated Balance Sheet (unaudited)

                                            September 30, 1997
Assets                                               Liabilities and shareholders' equity
Cash                               $   12,906        Current liabilities                $  179,576
Other current assets                  379,413        Long-term debt (c)                    275,596
                                    ---------        Other noncurrent liabilities           88,393
     Total current assets             392,319        Deferred income taxes                  61,173
Noncurrent assets                     660,831        Shareholders' equity                  448,412
                                    ---------                                            ---------
         Total                     $1,053,150                Total                      $1,053,150
                                   ==========                                           ==========

Notes:

     a. Information for 1996 includes the results of the worldwide lubricant additives business of Texaco since its acquisition on February 29, 1996.

     b. For purposes of computing earnings to fixed charges, "earnings" have been determined by adding to income before taxes, the interest portion of rent expense, amortization of capitalized interest, and interest and financing expenses (net of capitalized interest). "Fixed charges" consist of interest and financing expenses (before deducting capitalized interest) and the interest portion of rent expense. Interest expense does not include the interest on the contingent note payable to Texaco.

     c. Long-term debt does not include the $60 million contingent note related to the purchase of the lubricant additives business from Texaco.



                               SELECTED UNAUDITED
                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION


     The following information includes certain historical and pro forma consolidated financial information related to the Company. Historical financial information was excerpted or derived from the audited consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and from the unaudited consolidated financial statements contained in the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 1997. The historical information should be read in conjunction with the financial information and related notes contained therein.

     On October 2, 1997, the Company purchased 34,999,995 shares of its common stock at $9.25 per share, under the terms of a tender offer (the "Offer") with the purchase price and related costs totaling approximately $330.0 million. The purchase was financed under the Company's new $900,000,000 Competitive Advance, Revolving Credit Facility and Term Loan Agreement (the "Senior Credit Facility") which increased the committed funds available for borrowing. Subsequently, the Company has elected to reduce the committed funds under that Agreement to $750,000,000 and, accordingly, has entered into an Amended and Restated Competitive Advance, Revolving Credit Facility and Term Loan Agreement. Consequently, the annual facility fee ($788,000) and the one-time underwriting fee ($1,875,000) have also been reduced from amounts ($1,050,000 and $2,250,000, respectively) previously disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

     The unaudited pro forma consolidated information on the consolidated financial position and other data of the Company as of September 30, 1997, and the unaudited pro forma consolidated results of operations for the nine months ended September 30, 1997 and 1996, and the year ended December 31, 1996, is provided to present a summary of the financial position as if the purchase of the shares occurred on September 30, 1997, and as to the results of operations of the Company, as if the purchase had occurred as of January 1, 1996.

     Also, in as much as the Company's 1996 results of operations only included seven and ten months' operations of the lubricant additives business acquired from Texaco on February 29, 1996, unaudited pro forma consolidated results of operations for the nine months ended September 30, 1996, and the year ended December 31, 1996, are provided to present a summary of the combined results as if the acquisition had occurred as of January 1, 1996.

     The pro forma consolidated financial information of the Company is presented for informational purposes only, is unaudited and does not purport to be indicative of the consolidated net income and consolidated financial position that would have been attained had the pro forma transactions actually occurred on the dates or for the periods indicated. This information should be read in conjunction with the historical consolidated financial statements of Ethyl Corporation and subsidiaries, incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, referred to above.

     The financial information and related ratios of earnings to fixed charges and long-term debt as a percentage of total capitalization do not reflect a contingent note payable to Texaco, of up to $60 million (or the expensing of the related interest cost) related to the purchase of Texaco's lubricant additives business. The payment is due on February 26, 1999, with the actual amount to be determined using an agreed-upon formula based on volumes of certain acquired product lines shipped during the calendar years 1996 through 1998. When an amount is ultimately paid, the additional purchase price allocation is expected to increase intangible assets and long term debt.


         SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
            (in thousands, except for per share amounts and ratios)

                                                                            Nine Months Ended September 30, 1997

                                                                                          Pro Forma
                                                                                         Adjustments
                                                                                          for Share
                                                                          Historical     Repurchase(1)    Pro Forma
Results of Operations:
Net sales                                                                 $ 789,123       $       -       $ 789,123
Cost of goods sold                                                          564,013               -         564,013
                                                                            -------        --------         -------
  Gross profit                                                              225,110               -         225,110
Selling, research, development, testing, and general expenses               115,754               -         115,754
                                                                            -------        --------         -------
  Operating profit                                                          109,356               -         109,356
Interest and financing expenses                                              15,489          15,616          31,105
Other income, net                                                              (947)              -            (947)
                                                                            -------        --------         -------
Income before income taxes                                                   94,814         (15,616)         79,198
Income taxes                                                                 33,441          (5,669)         27,772
                                                                             ------        --------          ------
Net income                                                                $  61,373       $  (9,947)      $  51,426
                                                                            =======        ========         =======

Earnings per share                                                        $    0.52                       $    0.62
                                                                            =======                         =======

Shares used to compute earnings per share (a)                               118,447                          83,447
                                                                            =======                          ======

Ratio of earnings to fixed charges (b)                                         5.72                            3.23



                                                         Nine Months Ended September 30, 1996
                                                                 Pro Forma
                                                                Adjustments
                                                               for Purchase                    Pro Forma
                                                               of Lubricant                   Adjustments
                                                                 Additives                     for Share
                                                  Historical    Business(3)     Subtotal     Repurchase(1)     Pro Forma
Results of Operations:
Net sales                                         $ 845,674      $  49,175     $ 894,849      $       -       $ 894,849
Cost of goods sold                                  592,386         43,264       635,650              -         635,650
                                                    -------         ------       -------        -------         -------
  Gross profit                                      253,288          5,911       259,199              -         259,199

Selling, research, development, testing,
  and general expenses                              128,003          2,150       130,153              -         130,153
                                                    -------          -----       -------        -------         -------
  Operating profit                                  125,285          3,761       129,046              -         129,046
Interest and financing expenses                      18,650          1,289        19,939         15,864          35,803
Other income, net                                    (1,258)             -        (1,258)             -          (1,258)
                                                    -------         ------       -------        -------         -------

Income before income taxes                          107,893          2,472       110,365        (15,864)         94,501
Income taxes                                         40,266            940        41,206         (5,759)         35,447
                                                    -------         ------       -------         ------          ------
Net income                                        $  67,627      $   1,532     $  69,159      $ (10,105)      $  59,054
                                                    =======        =======       =======        =======         =======

Earnings per share                                $    0.57                                                   $    0.71
                                                    =======                                                     =======

Shares used to compute earnings per share (a)       118,449                                                      83,449
                                                    =======                                                      ======


Ratio of earnings to fixed charges (b)                 5.71                                                        3.37

         SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
             (in thousands, except for per share amounts and ratios)


                                                                       Year Ended December 31, 1996

                                                                          Pro Forma
                                                                         Adjustments
                                                                         for Purchase                    Pro Forma
                                                                         of Lubricant                   Adjustments
                                                                          Additives                      for Share
                                                           Historical    Business (3)     Subtotal    Repurchase (1)    Pro Forma
Results of Operations:
Net sales                                                   $1,149,651      $  49,175     $1,198,826      $       -      $1,198,826
Cost of goods sold                                             804,623         43,264        847,887              -         847,887
                                                             ---------         ------      ---------         ------       ---------
  Gross profit                                                 345,028          5,911        350,939              -         350,939
Selling, research, development, testing, and general expenses  175,349          2,150        177,499              -         177,499
                                                               -------         ------        -------         ------         -------
  Operating profit                                             169,679          3,761        173,440              -         173,440
Interest and financing expenses                                 24,268          1,289         25,557         21,162          46,719
Other income, net                                                 (361)             -           (361)             -            (361)
                                                               -------         ------         ------         ------         -------

Income before income taxes                                     145,772          2,472        148,244        (21,162)        127,082
Income taxes                                                    52,800            940         53,740         (7,682)         46,058
                                                               -------         ------         ------         ------          ------
Net income                                                   $  92,972      $   1,532      $  94,504      $ (13,480)      $  81,024
                                                               =======        =======        =======        =======         =======

Earnings per share                                           $    0.78                                                    $    0.97
                                                               =======                                                      =======

Shares used to compute earnings per share (a)                  118,448                                                       83,448
                                                               =======                                                       ======

Ratio of earnings to fixed charges (b)                            5.83                                                         3.42



Financial Position and Other Data:
                                                         September 30, 1997
                                                           Pro Forma
                                                          Adjustments
                                                          for Share
                                            Historical    Repurchase (1)    Pro Forma
Condensed Consolidated

Balance Sheet:
Assets
Cash and cash equivalents                   $   12,906     $       -        $  12,906
Other current assets                           379,413             -          379,413
                                             ---------      --------        ---------
  Total current assets                         392,319             -          392,319


Noncurrent assets                              660,831             -          660,831
                                             ---------     ---------        ---------

  Total                                     $1,053,150    $        -       $1,053,150
                                            ==========    ==========       ==========





Liabilities & shareholders' equity
Current liabilities                         $  179,576    $        -       $  179,576
Long-term debt (c)(2)(3)                       275,596       327,300          602,896
Other noncurrent liabilities                    88,393             -           88,393
Deferred income taxes                           61,173             -           61,173
Shareholders' equity (2)                       448,412      (327,300)         121,112
                                             ---------     ---------        ---------
  Total                                     $1,053,150    $        -       $1,053,150
                                             =========     =========        =========



SELECTED UNAUDITED PROFORMA CONSOLIDATED FINANCIAL INFORMATION, (continued)

Financial Position and Other Data:  (continued)
                                                         September 30, 1997
                                                           Pro Forma
                                                          Adjustments
                                                           for Share
                                          Historical     Repurchase (1)   Pro Forma
Other Data:
Working capital                             212,743                         212,743

Long-term debt as a percent of total
  capitalization (d)                           38.1                            83.3



(a) Shares used to compute pro forma earnings per share were reduced by the 34,999,995 shares purchased pursuant to the Offer.

(b) For purposes of computing earnings to fixed charges, "earnings" have been determined by adding to income before taxes, the interest portion of rent expense, amortization of capitalized interest, and interest and financing expenses (net of capitalized interest). "Fixed charges" consist of interest and financing expenses (before deducting capitalized interest) and the interest portion of rent expense. Interest expense does not include the interest on the contingent note payable to Texaco.

(c) Long-term debt does not include the $60 million contingent note related to the purchase of the lubricant additives business from Texaco.

(d) The ratio of long-term debt as a percentage of total capitalization was computed by dividing long-term debt by the sum of long-term debt and total shareholders' equity.

               NOTES TO SELECTED UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL INFORMATION

     1. Pro forma adjustments to income statement data for the Offer relate to interest expense on pro forma borrowings of $329,175,000 assumed to be needed at January 1, 1996, to complete the purchase of 34,999,995 shares of common stock at $9.25 per share, combined with a transaction cost of $5,425,000. No pro forma adjustments to interest expense on long-term debt are included for a reduction in dividend payments of $4,375,000 per quarter (which on a pro forma basis would occur beginning April 1, 1996), resulting from 34,999,995 fewer shares outstanding. The lower dividend payment would have reduced long-term debt and the associated interest expense. These adjustments are not included since the reductions were not part of the repurchase transaction. Pro forma incremental interest expense was calculated assuming incremental long-term debt consisted of
(i) a $300,000,000 variable-rate term loan, initially bearing interest at 6.085%, and (ii) additional debt required in excess of the $300,000,000 variable-rate term loan, also bearing interest at 6.085%. In addition, pro forma interest expense also reflects the amount of an annual facility fee of $788,000 associated with the committed amount of the revolving credit facility and the periodic amortization of the one-time underwriting fee of $1,875,000 as calculated based on the five year life of the Senior Credit Facility. The rate utilized herein was in effect for borrowings on September 30, 1997. The average interest rates on all debt, including pro forma debt, for the nine months ended September 30, 1997 and 1996, were 6.38% and 6.29%, respectively. The average interest rate on all debt, including pro forma debt, for the year ended December 31, 1996 was 6.30%.

     Pro forma income tax adjustments related to interest expense were recorded at an assumed combined domestic state and federal income tax rate of approximately 36.30% since all additional debt incurred to fund the Offer is assumed to be domestic debt.

2. Pro forma adjustments to long-term debt and shareholders' equity as of September 30, 1997, of $327,300,000 ($300,000,000 variable term loan and
     $27,300,000 additional revolver debt) are based on the Company's repurchase of 34,999,995 shares at a $9.25 price per share plus transaction cost of $5,425,000. The underwriting fee of $1,875,000 (which was included in the $5,425,000 transaction cost) (i) was paid by the Company on August 27, 1997, (ii) was recorded as deferred financing cost which is being amortized over the life of the Senior Credit Facility and (iii) did not require a pro forma adjustment because it had been paid before the balance sheet date.

3. On February 29, 1996, the Company completed the acquisition of the worldwide lubricant additives business of Texaco including manufacturing and blending facilities, identifiable intangibles and working capital. The acquisition, accounted for under the purchase method, included a cash payment of $134.3 million and a future contingent payment of up to $60 million. The cash payment was financed primarily under the Company's revolving credit agreement. The payment of up to $60 million will become due on February 26, 1999, with interest payable on the contingent debt until such date. The actual amount of the contingent payment and total interest will be determined using an agreed-upon formula based on volumes of certain acquired product lines shipped during the calendar years 1996 through 1998, as specified in the contingent note agreement. Texaco retained substantially all noncurrent liabilities.

     As the Company's results of operations for the nine months ended September 30, 1996, and the twelve months ended December 31, 1996, included only seven and ten months' results of the acquired lubricant additives business, respectively, unaudited pro forma information is provided to present a summary of the combined results as if the acquisition had occurred January 1, 1996, giving effect to the following purchase accounting adjustments:

        a) Elimination of sales and costs of goods sold on transactions between the Company and Texaco for the two months ended February 29, 1996, and to reflect certain of the acquired business' blending and packaging operations pursuant to the Company's agreement to blend and/or package certain products for Texaco under a tolling arrangement. The tolling contract calls for the Company to process, for a fee, products that the Company neither owns nor sells.

        b) Depreciation on fixed assets and amortization of intangible assets based on the purchase price allocation. The estimated useful lives used to depreciate and amortize non-current assets, by category, are as follows:

            Property, plant and equipment - primarily 1 to 12 years

            Identifiable intangibles - 5 to 20 years

        c) Includes adjustments to selling, general, and administrative expenses ("SG&A"), as well as research, development and testing expenses ("R&D"), to reflect the integration of the business and related efficiencies. The SG&A and R&D expenses of the acquired business reflect the staffing levels and the number of activities and R&D tests and other procedures historically conducted by Texaco. The pro forma staffing and activity levels reflect reductions realized at the date of acquisition because only a small portion of the SG&A and the R&D staff employed by Texaco was hired by the Company.

        d) Elimination of historical interest expense of the acquired business as well as the addition of the incremental interest expense on additional revolving credit debt that would have been incurred to finance the acquisition.

        e) Estimated income tax effect on the pro forma adjustments at an assumed combined federal and state income tax rate of 38.0%.


    The accompanying historical and pro forma financial information does not reflect the contingent note payable to Texaco of up to $60 million (or the expensing of the related interest cost) related to the purchase of Texaco's lubricant additives business. Also, the ratios of earnings to fixed charges and long-term debt as a percentage of total capitalization do not include the principal or interest on the contingent note.

                      CONDENSED CONSOLIDATED FINANCIAL DATA

               The following table sets forth certain condensed consolidated financial data of the Company for the years ended December 31, 1996 through 1992. The data are in summary form and, except for the ratios of earnings to fixed charges, have been derived from the Company's audited consolidated financial statements. The condensed consolidated financial data have been derived from and are qualified in their entirety by reference to the financial statements and other information incorporated herein by reference as described above under "Incorporation of Certain Documents by Reference." The results of the worldwide lubricant additives business of Texaco Inc., since its acquisition on February 29, 1996, and the business spun-off as Albemarle Corporation through the spin off date at the close of business on February 28, 1994, are included. The financial position and other data after those dates reflect the impact of both the acquisition of the additives business as well as the spin off of Albemarle. The results and net assets of the Insurance segment, spun-off on July 1, 1993, are reported as discontinued insurance operations.

(in thousands, except per share amounts and ratios)



                                                                                Years Ended December 31,
                                                 --------------------------------------------------------------------------------
                                                     1996               1995               1994             1993              1992
                                                     ----               ----               ----             ----              ----

Condensed Consolidated Results of
Operations:  (1)
Net sales                                      $ 1,149,651        $   960,450       $ 1,174,086       $ 1,938,390       $ 1,692,582
Cost of goods sold                                 804,623            636,056           776,508         1,386,251         1,199,096
                                                   -------            -------           -------         ---------         ---------
  Gross profit                                     345,028            324,394           397,578           552,139           493,486

Selling, research, testing, development,
 and general expenses                              175,349            177,215           227,116           348,384           310,164
Special charges (2)                                      -              4,750             2,720            36,150             9,500
                                                   -------            -------           -------           -------            ------
  Operating profit                                 169,679            142,429           167,742           167,605           173,822

Interest and financing expenses                     24,268             26,833            25,378            44,085            62,279
(Gain) on sale of 20% of First Colony
  Corporation (3)                                        -                  -                 -                 -           (93,600)
Other (income) expense, net                           (361)              (580)             1,218           (9,987)           (1,475)
                                                   -------            -------           -------           -------            ------
Income before income taxes,
 extraordinary charge, cumulative effect
 of accounting changes, and discontinued
 insurance operations                              145,772            116,176           141,146           133,507           206,618
Income taxes (4)                                    52,800             42,213            43,391            43,485            99,373
                                                   -------            -------           -------           -------            ------
Income before extraordinary charge,
  cumulative effect of accounting changes
  and discontinued insurance operations             92,972             73,963            97,755            90,022           107,245
Extraordinary after-tax charge due to
  early extinguishment of debt (5)                       -                  -                 -            (5,000)                -

Cumulative effect of accounting changes for: (6)
  Postretirement health benefits (net of tax)            -                  -                 -                 -           (34,348)
  Deferred income taxes                                  -                  -                 -                 -            19,616
                                                   -------            -------           -------           -------            ------
Income before discontinued insurance operations     92,972             73,963            97,755            85,022            92,513
Income from discontinued insurance operations            -                  -                 -            90,483           162,472
                                                   -------            -------           -------           -------           -------
Net income                                     $    92,972        $    73,963        $   97,755        $  175,505        $  254,985
                                                   =======            =======           =======           =======           =======


                CONDENSED CONSOLIDATED FINANCIAL DATA (continued)


                                                                                Years Ended December 31,
                                                 --------------------------------------------------------------------------------
                                                     1996               1995               1994             1993              1992
                                                     ----               ----               ----             ----              ----
Earnings Per Share:
Income before extraordinary charge,
  cumulative effect of accounting changes
  and discontinued insurance operations              $0.78              $0.62             $0.83             $0.76             $0.90
Extraordinary after-tax charge due to
  early extinguishment of debt                           -                  -                 -             (0.04)                -
Cumulative effect of accounting changes                  -                  -                 -                 -             (0.12)
                                                      ----               ----              ----              ----              ----
Income before discontinued insurance operations       0.78               0.62              0.83              0.72              0.78
Income from discontinued insurance operations            -                  -                 -              0.76              1.37
                                                      ----               ----              ----              ----              ----
Net income                                           $0.78              $0.62             $0.83             $1.48             $2.15
                                                      ====               ====              ====              ====              ====
Financial Position and Other Data:
  (at end of period)
Working capital                                   $246,254           $242,742          $248,650          $407,182          $327,840
                                                   =======            =======           =======           =======           =======
Total assets
  Excluding discontinued insurance operations   $1,095,169           $983,787        $1,030,415        $2,009,198        $1,878,898
  Net assets of discontinued insurance
    operations                                           -                  -                 -                 -           658,550
                                                 ---------            -------         ---------         ---------         ---------
    Total assets                                $1,095,169           $983,787        $1,030,415        $2,009,198        $2,537,448
                                                 =========            =======         =========         =========         =========

Long-term debt (7)                                $325,480           $302,973          $349,766          $686,986          $711,736

Common and other shareholders' equity (8)         $439,900           $410,128          $390,937          $752,581        $1,401,279


Ratio of earnings to fixed charges (9)                5.83               4.45              4.43              3.13              3.60

                 Notes To Condensed Consolidated Financial Data

1. The data includes the operating results and accounts of the acquired worldwide lubricant additives business of Texaco since the acquisition date of February 29, 1996. The data includes the operating results and accounts of Albemarle, through the spin off date at the close of business on February 28, 1994. The results and net assets of the Insurance segment spun off in mid-1993 are reported as discontinued insurance operations.

2. The special charge in 1995 consists of a provision for a legal settlement (totaling $4,150 after income taxes). 1994 consists of a $10,720 provision primarily for environmental remediation as well as other costs, largely offset by the benefit of an $8,000 legal settlement (totaling $1,690 after income taxes). 1993 includes the write-down of the Canadian plant and other related costs of $14,200, costs of work-force reductions in the U.S. and Europe amounting to $7,635, and $14,315 for downsizing costs of Whitby Research, Inc., and relocation of employees and other related costs (totaling $22,400 after income taxes). 1992 includes charges for the relocation of the Petroleum Additives Division R&D personnel ($6,000 after income taxes).

3. Results from the December 1992 sale of approximately 20% of the First Colony Corporation stock ($30,200 after income taxes).

4. 1993 includes a nonrecurring deferred income tax charge of $2,300 and additional taxes of $1,500 on six months earnings of the spun-off insurance business, both resulting from Federal income tax legislation, which increased the corporate income tax rate retroactive to January 1, 1993. 1993 also includes a $9,300 deferred tax benefit, which was realized in 1994, attributable to the excess of the tax basis over the book basis in the stock of Whitby Research, Inc. in addition to other favorable tax credits.

5. Results from the early redemption of Ethyl's $116.25 million 9 3/8% Sinking Fund Debentures, net of income tax benefit of $3,000.

6. Results from a change in accounting for postretirement health care benefits ($54,460 before income tax) and deferred income taxes pursuant to Financial Accounting Standards Board Statements No. 106 and 109, respectively, adopted effective January 1, 1992.

7. The reduction in long-term debt in 1994 reflects $384,924 of debt transferred to Albemarle at the close of business on February 28, 1994. 1992 includes $250 million of debt of First Colony Corporation spun off July 1, 1993.

8. The decline in 1994 reflects the dividend of common stock of Albemarle Corporation of $3.38 per share at book value. The decline in 1993 reflects the dividend of common stock of First Colony Corporation of $5.72 per share at book value.

9. For purposes of computing earnings to fixed charges, "earnings" have been determined by adding to income before taxes, the interest portion of rent expense, amortization of capitalized interest, and interest and financing expenses (net of capitalized interest). "Fixed charges" consist of interest and financing expenses (before deducting capitalized interest) and the interest portion of rent expense. Interest expense does not include the interest on the contingent note payable to Texaco. Due to the immaterial amount of preferred stock dividends in the periods presented, the ratio of earnings to combined fixed charges and preferred stock dividends is not presented as this ratio is the same with or without their inclusion.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture, dated as of June 15, 1985 (as amended by the First Supplemental Indenture, dated as of June 15, 1986, and the Second Supplemental Indenture, dated as of December 15, 1994, the "Indenture"), between the Company and First Trust of New York, N.A., Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference.

General

     The Debt Securities to be offered by this Prospectus are limited to $300,000,000 in aggregate principal amount (unless any of the Securities are Original Issue Discount Securities, in which case the aggregate amount is limited to $300,000,000 in net proceeds to the Company). However, the Indenture does not limit the amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued from time to time in one or more series. The Debt Securities will be unsecured obligations of the Company and will rank on an equal and ratable basis with all other unsecured and unsubordinated indebtedness of the Company.

     The Prospectus Supplement relating to Debt Securities will describe the following terms of the Debt Securities: (i) the title of the Debt Securities;
(ii) any limit on the aggregate principal amount of the Debt Securities; (iii) the date or dates on which the Debt Securities will mature; (iv) the rate or rates at which the Debt Securities will bear interest, if any, and the date from which such interest will accrue; (v) the dates on which such interest, if any, will be payable and the Regular Record Dates for such Interest Payment Dates;
(vi) any mandatory or optional sinking fund or analogous provisions; (vii) any terms for mandatory redemption or for redemption at the option of the Company or the Holder; (viii) any terms for conversion into or exchange for Preferred Stock; and (ix) any other terms of the Debt Securities. Unless otherwise indicated in the Prospectus Supplement, principal of and any premium and interest on the Debt Securities will be payable, and transfers of the Debt Securities will be registrable, at the office of the Trustee at 100 Wall Street, Suite 1600, New York, New York 10005, provided that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register. (ss.ss. 301, 305 and
1002)

     Unless otherwise indicated in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons in denominations of $1,000 or any integral multiple thereof. (ss. 302) No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (ss. 305)

     Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be sold at a substantial discount below their principal amount. Special Federal income tax and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto.

Restrictive Covenants

     Limitations on Liens. Section 1005 of the Indenture provides that so long as any Debt Securities of any series entitled by their terms to the benefits of that Section are outstanding, the Company may not, nor may it permit any Restricted Subsidiary to, incur, issue, assume or guarantee indebtedness for money borrowed which is secured by any mortgage, security interest, pledge or lien ("Mortgage") of or upon any Principal Domestic Property owned by the Company or a Restricted Subsidiary or any shares of stock or indebtedness for borrowed money of any Restricted Subsidiary without effectively providing that the Debt Securities shall be secured by such Mortgage equally and ratably with (or prior to) such indebtedness, unless after giving effect thereto the aggregate amount of all such indebtedness so secured after the date of the Indenture together with all Attributable Debt in respect of Sale and Lease-Back Transactions after the date of the Indenture involving Principal Domestic Properties owned by the Company or a Restricted Subsidiary would not exceed 10% of Consolidated Net Tangible Assets. This restriction will not apply to: (i) Mortgages on any property, shares of stock or indebtedness existing at the time of, or within 120 days after, acquisition thereof (including acquisition through merger or consolidation), purchase money Mortgages and construction cost Mortgages; (ii) Mortgages in connection with the issuance of tax-exempt industrial development bonds; (iii) Mortgages on property of, or on any shares of stock or indebtedness of, a corporation existing at the time such corporation becomes a Subsidiary; (iv) Mortgages in favor of the Company or a Restricted Subsidiary; (v) Mortgages for taxes, assessments or other governmental charges or levies, in each case (x) not then due or delinquent or (y) the validity of which is being contested in good faith by appropriate proceedings; and materialmen's, mechanics' and other like Mortgages, or deposits to obtain the release of such Mortgages; (vi) Mortgages to secure public or statutory obligations or to secure payment of workers' compensation claims or to secure performance in connection with tenders, leases of real property, bids or contracts or to secure (or in lieu of) surety or appeal bonds and Mortgages made in the ordinary course of business for similar purposes; or (vii) any extension, renewal or replacement of any Mortgage referred to in clauses (i) through (vi). (ss. 1005)

     Limitations on Sale and Lease-Back Transactions. Section 1006 of the Indenture provides that so long as the Debt Securities of any series entitled by their terms to the benefits of that Section are outstanding, neither the Company nor any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction with respect to a Principal Domestic Property (except for transactions involving leases for a term, including renewals, of not more than three years and except for transactions between the Company and a Restricted Subsidiary or between Restricted Subsidiaries), the acquisition of which, or completion of construction and commencement of full operation of which, has occurred more than 120 days prior to such Sale and Lease-Back Transaction, unless (i) the Company or such Restricted Subsidiary could create indebtedness secured by a Mortgage on such property pursuant to Section 1005 of the Indenture (see "Limitations on Liens" above) in an amount equal to the Attributable Debt with respect to the Sale and Lease-Back Transaction without equally and ratably securing the Securities, or (ii) within 180 days of the sale, the Company applies an amount equal to, in the case of a sale or transfer for cash, the greater of the net proceeds from the sale or the fair value of the property so sold (as determined by its Board of Directors) and, in the case of a sale or transfer otherwise than for cash, an amount equal to such fair value to the retirement of the Debt Securities or other Consolidated Senior Funded Debt of the Company or a Restricted Subsidiary, subject to reduction as set forth in the Indenture in respect of Debt Securities and other Consolidated Senior Funded Debt retired during such 180-day period otherwise than for mandatory sinking funds and payments at maturity. (ss. 1006)

     Consolidation, Merger or Sale of Assets of the Company. The Indenture provides that the Company may consolidate with, sell or convey all or substantially all of its assets to, or merge with or into any other corporation, provided that either the Company shall be the continuing corporation or the successor corporation shall be a corporation organized and existing under the laws of the United States or a state thereof, and such successor corporation shall expressly assume, by supplemental indenture satisfactory to the Trustee, the due and punctual payment of the principal of and any premium and interest on all the Debt Securities, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company. The Company or successor corporation, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition. The Indenture provides that if after giving effect to any such consolidation or merger of the Company with or into any other corporation or to any such sale or conveyance of its property as an entirety, or substantially as an entirety, any Principal Domestic Property of the Company or a Restricted Subsidiary or any shares of stock or indebtedness for borrowed money of any Restricted Subsidiary owned immediately prior thereto would become subject to a Mortgage and such Mortgage could not be created pursuant to Section 1005 of the Indenture (see "Limitations on Liens" above) without equally and ratably securing the Debt Securities, the Debt Securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage. (Article Eight)

     There is no established meaning under New York law, which governs the Indenture, of the phrase "all or substantially all" as used in Article Eight of the Indenture. As a result of the lack of precise definition, it is impossible to predict if a particular transaction would constitute the sale or conveyance of all or substantially all of the Company's assets.

     Definitions. "Principal Domestic Property" means all real and tangible personal property owned by the Company or a Restricted Subsidiary constituting a part of any manufacturing or processing plant or warehouse located within the United States, exclusive of (i) motor vehicles, mobile materials-handling equipment and other rolling stock, (ii) office furnishings and equipment, and information and electronic data processing equipment, (iii) any property financed through the issuance of tax-exempt industrial development bonds, (iv) any real property held for development or sale or (v) any property which in the opinion of the Board of Directors of the Company is not of material importance to the total business conducted by the Company and its Restricted Subsidiaries as an entirety. "Restricted Subsidiary" means any Subsidiary (as defined) of the Company which the Company shall, by written notice to the Trustee, have designated as a Restricted Subsidiary; the Indenture provides that the Company shall not permit any Subsidiary to be designated as a Restricted Subsidiary unless, immediately thereafter, the Company and its Restricted Subsidiaries could incur, issue, assume or guarantee additional indebtedness for money borrowed secured by a Mortgage and no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, shall exist. "Unrestricted Subsidiary" means any Subsidiary not designated as a Restricted Subsidiary and any Restricted Subsidiary subsequently designated as an Unrestricted Subsidiary; the Indenture provides that the Company shall not permit any Restricted Subsidiary to be designated as an Unrestricted Subsidiary unless, immediately thereafter, the Company and its Restricted Subsidiaries could incur, issue, assume or guarantee additional indebtedness for money borrowed secured by a Mortgage, and no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, shall exist. "Consolidated Net Tangible Assets" means (i) the assets of the Company and all Restricted Subsidiaries (less applicable reserves and other properly deductible items), minus (ii) current liabilities, goodwill, trade names, trademarks, patents, unamortized debt discount and expense and similar intangibles, investments in and advances to Unrestricted Subsidiaries and any minority interest in the equity of Restricted Subsidiaries, all as determined in accordance with generally accepted accounting principles. "Attributable Debt" means the total net amount of rent (discounted from the respective due dates thereof to the determination date at the rate per annum equal to the interest rate borne by the Debt Securities of the series in respect of which such determination is being made) required to be paid during the remaining term of any lease subject to the limitations on Sale and Lease-Back Transactions. (ss.ss. 101 and 1007)

Events of Default

     The following are Events of Default under the Indenture with respect to Debt Securities of any series: (i) failure to pay principal of or premium, if any, on any Debt Security of that series when due; (ii) failure to pay any interest on any Debt Security of that series when due, continued for 30 days;
(iii) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (iv) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (v) default in payment of any portion of principal of any indebtedness for money borrowed by the Company or acceleration of any such indebtedness under the terms of the instrument under which such indebtedness is issued or secured if such default is not cured or such acceleration is not annulled within 10 days after written notice as provided in the Indenture; (vi) certain events in bankruptcy, insolvency or reorganization; and (vii) any other Event of Default with respect to Debt Securities of that series. (ss. 501) If an Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (ss. 502)

     The Indenture provides that the Trustee, within 90 days after the occurrence of a default with respect to any series of the Debt Securities, shall give to the Holders of the Debt Securities of that series notice of all uncured defaults known to it; provided that, except in the case of default in the payment of the principal of or any premium or interest on any Debt Securities of such series, or in the payment of any sinking fund installment with respect to Debt Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of Debt Securities of such series. (ss. 602)

     The Indenture provides that the Trustee will be under no obligation, subject to the duty of the Trustee during default to act with the required standard of care, to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (ss. 603) Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (ss. 512)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (ss. 1008)

Defeasance

     Defeasance and Discharge. The Indenture provides that, if so specified with respect to the Debt Securities of any series, the Company will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any), each installment of interest on and any sinking fund payments on, the Debt Securities of such series on the Stated Maturity (as defined) of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for the Company) to the effect that the Debt Securities of such series, if then listed on the New York Stock Exchange, will not be delisted as a result of such deposit, defeasance and discharge. (ss. 402) In the event of any such defeasance and discharge of Debt Securities of such series, Holders of Debt Securities of such series would be able to look only to such trust fund for payment of principal (and premium, if any), and interest, if any, on their Debt Securities until maturity. Such defeasance and discharge may be treated as a taxable exchange of the Debt Securities of such series for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case Holders of the Debt Securities of such series would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Debt Securities. Such Holders thereafter might be required to include in income a different amount than would be includable in the absence of defeasance and discharge. Prospective investors are urged to consult their own tax advisors as to the specific consequences of defeasance and discharge.

     Defeasance of Certain Obligations. The Indenture provides that, if so specified with respect to the Debt Securities of any series, the Company may omit to comply with the restrictive covenants described under "Restrictive Covenants--Limitations on Liens and Limitations on Sale and Leaseback Transactions" if such restrictive covenants are applicable to the Debt Securities of such series, and any such omission shall not be an Event of Default with respect to the Debt Securities of such series, upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any), each installment of interest on, and any sinking fund payments on the Debt Securities of such series on the Stated Maturity (as defined) of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. The obligations of the Company under the Indenture and the Debt Securities of such series other than with respect to the covenants referred to above and the Events of Default other than the Event of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for the Company) to the effect that (i) the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred, and (ii) the Debt Securities of such series, if then listed on the New York Stock Exchange, will not be delisted as a result of such deposit and defeasance. (ss. 1010)

     Defeasance and Certain Other Events of Default. In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to the Debt Securities of any series as described above and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default" with respect to the restrictive covenants described under "Restrictive Covenants-Limitations on Liens and Limitations on Sale and Leasebacks," the amount of money and U.S. Government Obligations (as defined) on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity (as defined) but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. The Company shall in any event remain liable for such payments as provided in the Indenture.

Modification and Waiver

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of at least 662/3% in principal amount of the Outstanding Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the stated maturity date of the principal of, or any installment of principal of or any interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, or (f) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (ss. 902)

     The Holders of at least 662/3% in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (ss. 1009) The Holders of a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of, or any premium or interest on, any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of that series affected. (ss. 513)

Global Securities

     The Debt Securities of a series issued under the Indenture may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or other nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. Ethyl anticipates that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by Ethyl if such Debt Securities are offered and sold directly by Ethyl. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

     Payments of principal of, premium, if any, and interest, if any, on individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither Ethyl, the Trustee for such Debt Securities, any paying agent (a "Paying Agent"), nor the Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made by the Depositary or any participants on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Ethyl expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. Ethyl also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by Ethyl within 90 days, Ethyl will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. In addition, Ethyl may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if Ethyl so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to Ethyl, the Trustee, and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by Ethyl, of $1,000 and integral multiples thereof.

                          DESCRIPTION OF CAPITAL STOCK

General

     The authorized stock of the Company consists of 400,000,000 shares of common stock, par value $1 per share (the "Common Stock") and 10,000,000 shares of Cumulative Preferred Stock, par value $10 per share, issuable in series. On November 30, 1997, there were 83,465,460 shares of Common Stock outstanding. No shares of Preferred Stock are currently outstanding.

     The following statements with respect to the capital stock of the Company are subject to the detailed provisions of the Company's Restated Articles of Incorporation, as amended (the "Restated Articles"), and by-laws (the "By-Laws") as currently in effect. These statements do not purport to be complete, or to give full effect to the terms of the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Restated Articles and By-Laws, which are filed as Exhibits to the Registration Statement of which this Prospectus is a part.

Preferred Stock

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of the Preferred Stock offered by a Prospectus Supplement will be described in the Prospectus Supplement relating to such series of the Preferred Stock. The description set forth below is subject to and qualified in its entirety by reference to the Articles of Amendment to the Restated Articles establishing a particular series of the Preferred Stock which will be filed with the Virginia State Corporation Commission in connection with the offering of such series of Preferred Stock.

     General. Under the Restated Articles, the Board of Directors of the Company is authorized, without further shareholder action, to provide for the issuance of up to 10,000,000 shares of Preferred Stock, in one or more series, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in resolutions providing for the issue thereof adopted by the Board of Directors. The Company may amend from time to time its Restated Articles to increase the number of authorized shares of Preferred Stock. Any such amendment would require the approval of the holders of a majority of the outstanding shares of Common Stock, and to the extent required by an amendment to the Restated Articles establishing a particular series of the Preferred Stock, the approval of the holders of the outstanding shares of that series of Preferred Stock. As of the date of this Prospectus, the Company has no Preferred Stock outstanding.

     The Preferred Stock will have the dividend, liquidation, redemption, conversion and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the title and liquidation preference per share of such Preferred Stock and the number of shares offered; (ii) the price at which such Preferred Stock will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (iv) any redemption or sinking fund provisions of such Preferred Stock; (v) any conversion provisions of such Preferred Stock; and (vi) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such Preferred Stock.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity as to dividends and distributions in the event of a liquidation with the outstanding shares of Preferred Stock of the Company.

     Dividend Rights. Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors or a duly authorized committee thereof. Dividends on all series of the Preferred Stock will be cumulative.

     If the Prospectus Supplement so provides, no dividends will be declared or paid or set apart for payment on the Preferred Stock of any series ranking, as to dividends, on a parity with or junior to any other series of Preferred Stock for any period unless full dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment, on such other series of Preferred Stock for the then-current dividend payment period and, if such other Preferred Stock is cumulative, all other dividend payment periods terminating on or before the date of payment of such full dividends. When dividends on all shares of Preferred Stock for any dividend period are not paid in full, all such shares will participate ratably in any partial payment for such period in proportion to the full amounts for such period. Except as provided in the preceding sentence, unless full dividends, including accumulations in respect of prior dividend payment periods, on all outstanding shares of any series of the Preferred Stock have been paid, no dividends (other than, if the Prospectus Supplement so provides, in shares of Common Stock or another stock ranking junior to such series of the Preferred Stock) will be declared or paid or set aside for payment or other distributions made upon the Common Stock or any other stock of the Company ranking junior to such series of Preferred Stock.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of the Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided herein and in the Prospectus Supplement, the Preferred Stock will not be entitled to participate in the earnings and assets of the Company.

     Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive, out of the assets of the Company available for distribution to shareholders, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock. The holders of any series of the Preferred Stock will not be entitled to receive any assets of the Company upon any liquidation, dissolution or winding up of the Company unless and until the liquidation preference is paid to the holders of any Preferred Stock ranking senior to the series of Preferred Stock. If the Prospectus Supplement so provides, if, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. Upon any liquidation, dissolution or winding up, after the holders of the Preferred Stock have been paid the specified liquidation preference, such holders will have no right or claim to any of the remaining assets of the Company.

     Redemption. A series of the Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times, the redemption prices and for the types of consideration set forth in the Prospectus Supplement relating to such series.

     The Prospectus Supplement relating to a series of Preferred Stock which is subject to mandatory redemption shall specify the number of shares of such series of Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption.

     Except as indicated in the Prospectus Supplement relating to any series of the Preferred Stock, the Preferred Stock is not subject to any mandatory redemption at the option of the holder.

     Conversion Rights. The Prospectus Supplement for any series of the Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of Preferred Stock of the Company. The Preferred Stock will have no preemptive rights.

     Voting Rights. Except as indicated below or in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by applicable law, a holder of the Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, in the event the Company issues full shares of any series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote.

     Unless otherwise provided in the Prospectus Supplement, the affirmative vote of the holders of a majority of the outstanding shares of all series of Preferred Stock, voting as a separate voting group, will be required for any amendment of the Restated Articles (or any certificate amendatory thereof or supplemental thereto relating to any series of the Preferred Stock) which changes any rights or preferences of such series of Preferred Stock.

     Transfer Agent and Registrar. The transfer agent, registrar and dividend disbursement agent for a series of the Preferred Stock will be selected by the Company and be described in the applicable Prospectus Supplement. The registrar for shares of Preferred Stock will send notices to shareholders of any meetings at which holders of the Preferred Stock have the right to vote on any matter.

Common Stock

     Subject to the rights of holders, if any, of Preferred Stock, holders of Common Stock are entitled to dividends as declared by the Board of Directors from time to time after payment of, or provision for, full cumulative dividends on and any required redemptions of shares of Preferred Stock then outstanding. Holders of Common Stock are entitled to one vote per share and may not cumulate votes for the election of directors. Holders of Common Stock have preemptive or subscription rights except they have no right to purchase or subscribe to shares of the Preferred Stock and any shares that may be issued upon conversion of the Preferred Stock. Holders of Common Stock have no liability for further calls or assessments. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive pro rata all the remaining assets of the Company available for distribution, after satisfaction of the prior preferential rights of the Preferred Stock and the satisfaction of all debts and liabilities of the Company.

     The Transfer Agent and Registrar for the Common Stock is Harris Trust and Savings Bank.

Certain Provisions of the Restated Articles and By-Laws

     Special meetings of shareholders may be called only by a majority of the Board of Directors or by designated officers. Directors may be removed with or without cause, and vacancies on the Board of Directors, including any vacancy created by an increase in the number of Directors, may be filled by the Board of Directors unless the vacancy is to be filled at a meeting of shareholders. The By-Laws require that advance notice of nominees for election as Directors to be made by any shareholder be given to the Secretary of the Company, together with certain specified information, no later than 60 days before an annual meeting of shareholders or seven days following notice of a special meeting of shareholders for the election of Directors. The provisions of the Restated Articles and By-Laws described above may, in certain circumstances, make more difficult or discourage a takeover of the Company.

                        DESCRIPTION OF DEPOSITARY SHARES

     Each Depositary Share will represent a fraction of a share of Preferred Stock deposited under a Deposit Agreement (the "Deposit Agreement"), to be entered into by the Company, a depositary and the holders from time to time of Depositary Receipts (as defined) issued thereunder. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, proportionately, to all the rights and preferences of the Preferred Stock represented thereby contained in the Company's articles of incorporation.

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). The above description of the Depositary Shares is not complete and is subject to, and qualified in its entirety by, the description in the applicable Prospectus Supplement and the provisions of the Deposit Agreement (which will contain the form of the Depositary Receipt).

                              PLAN OF DISTRIBUTION

     The Company may sell Offered Securities to one or more underwriters for public offering and sale by them or may sell Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as agents to offer and sell the Offered Securities upon the terms and conditions set forth in any Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and/or from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and the principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. A commission indicated in the Prospectus Supplement will be granted to agents and underwriters soliciting purchases of Offered Securities pursuant to Contracts accepted by the Company. Agents and underwriters shall have no responsibility in respect of the delivery or performance of Contracts.

     To facilitate an offering of Offered Securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. This may include over-allotments or short sales of the Offered Securities, which involves the sale by persons participating in the offering of more Offered Securities than have been sold to them by the Company. In such circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising their over-allotment options. In addition, such persons may stabilize or maintain the price of the Offered Securities by bidding for or purchasing Offered Securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if Offered Securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the Offered Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, the Company in the ordinary course of business.

                             VALIDITY OF SECURITIES

     The validity of the Securities will be passed upon for the Company by Hunton & Williams, Richmond, Virginia, and for the Underwriters by counsel to be selected by the Underwriters.


     At November 1, 1997, partners and associates of Hunton & Williams who participated in the preparation of this Prospectus owned, in the aggregate, 6,912 shares of the Common Stock of the Company.

                                     EXPERTS

     The consolidated balance sheets as of December 31, 1996 and 1995, and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits

1        Form of Underwriting Agreement.*

4.1 Indenture, dated as of June 15, 1985, between Ethyl Corporation and First Trust of New York, N.A. (formerly, Morgan Guaranty Trust Company of New York), as Trustee (filed as Exhibit 4.1 to the registrant's Registration Statement on Form S-3 (No. 33-19184), and incorporated herein by reference).

4.2 First Supplemental Indenture, dated as of June 15, 1986, between Ethyl Corporation and First Trust of New York, N.A. (formerly, Morgan Guaranty Trust Company of New York), as Trustee (filed as Exhibit 4.2 to the registrant's Registration Statement on Form S-3 (No. 33-19184), and incorporated herein by reference).

4.3 Second Supplemental Indenture, dated as of December 15, 1994, between Ethyl Corporation and First Trust of New York, N.A., as Trustee.**

5        Opinion of Hunton & Williams.**


12.1 Ethyl Corporation and Subsidiaries--Computation of Ratio of Earnings to Fixed Charges for Each of the Five Years in the Period Ended December 31, 1996 and the Nine Month Periods Ended September 30, 1997 and 1996.

12.2 Ethyl Corporation and Subsidiaries--Computation of Ratio of Earnings to Fixed Charges for Each of the Nine Month Periods Ended September 30, 1997 and 1996, and the Year Ended December 31, 1996, on a pro forma basis.

23.1     Consent of Coopers & Lybrand L.L.P.  (Ethyl Corporation 1996 Form 10-K)

23.2     Consent of Hunton & Williams.


24       Powers of attorney.**


25 Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of First Trust of New York, N.A., as Trustee, including Exhibit 7 (Statement of Financial Condition )




-------------------------
* To be filed by amendment.
**Previously filed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Ethyl Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, State of Virginia on the 15th day of December, 1997.


                                                  Ethyl Corporation,
                                                     (Registrant)

                                                  By /s/ J. Robert Mooney
                                                  J. Robert Mooney,
                                                  (Senior Vice President and
                                                  Chief Financial Officer)

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities indicated and on the 15th day of December, 1997.



            Signature                                    Title


      (Bruce C. Gottwald)                   Chairman of the Board and
                                            Executive Committee and Director
                                            (Principal Executive Officer)



       (J. Robert Mooney)                   Senior Vice President and Chief
                                            Financial Officer
                                            (Principal Financial Officer)



     (Wayne C. Drinkwater)                  Controller
                                            (Principal Accounting Officer)



      (William W. Berry)                    Director



      (Phyllis L. Cothran)                  Director


      (Thomas E. Gottwald)                  President and Director
                                            (Principal Operating Officer)



    (Gilbert M. Grosvenor)                  Director


    (Sidney Buford Scott)                   Director


     (Charles B. Walker)                    Director




*By:
    Bruce C. Gottwald
    Attorney-in-fact

                                  EXHIBIT INDEX




    Exhibit
    Number                                         Exhibit

     12.1 Ethyl Corporation and Subsidiaries--Computation of Ratio of Earnings to Fixed Charges for Each of the Five Years in the Period Ended December 31, 1996, and the Nine Month Periods Ended September 30, 1997 and 1996.

     12.2 Ethyl Corporation and Subsidiaries--Computation of Ratio of Earnings to Fixed Charges for Each of the Nine Month Periods Ended September 30, 1997 and 1996, and the Year Ended December 31, 1996, on a pro forma basis.

     23.1             Consent of Coopers & Lybrand L.L.P. (Ethyl Corporation
                      1996 Form 10-K).

     23.2             Consent of Hunton & Williams.

     25 Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of First Trust of New York, N.A., as Trustee, including Exhibit 7(Statement of Financial Condition )